SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Report of Voting Results, dated June 19, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Report of Voting Results

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by show of hands at the annual and special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp., (the "Company") held on June 19, 2014:

Outcome of Vote
1.The appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company at such remuneration as may be approved by the board of directors of the Company.	Carried (98.93% of the proxies cast FOR and 1.07% of the proxies cast WITHHELD)

2.The confirmation of the renewal of the Company’s stock option plan	Carried (91.92% of the proxies cast FOR and 8.08% of the proxies cast AGAINST)

The following matters were put to a vote by ballot at the Meeting:

Outcome of Vote
3.The election of the following nominees as directors of the Company to hold office until the next annual meeting of Shareholders:	FOR	WITHHELD

Mike Adams	11,949,325 95.10%	615,137 4.90%

Kerry R. Brittain	11,955,297 95.15%	609,165 4.85%

James A. Edmiston	11,957,737 95.17%	606,725 4.83%

W. Gordon Lancaster	11,948,869 95.10%	615,593 4.90%

Toufic Nassif	12,043,925 95.86%	520,537 4.14%

William J.F. Roach	11,804,677 94.05%	746,719 5.95%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	June 23, 2014	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer